EX-99.(a)(5)(iii)

Press release
PHILADELPHIA, December 13, 2022

For immediate release

Delaware Investments National Municipal Income Fund announces expiration of tender offer

Today, Delaware Investments National Municipal Income Fund (the “Fund”), a NYSE American listed closed-end fund trading under the symbol “VFL,” announced the preliminary results of its issuer tender offer to purchase for cash up to 10,478,347 of its common shares (“Common Shares”), representing up to fifty percent of its issued and outstanding Common Shares, with a par value of $0.01 per share. The offer expired at 5:00 p.m., New York City time, on Tuesday, December 13, 2022. Based on current information, approximately 8,018,569 Common Shares, or approximately 38.2626% of the Fund’s Common Shares outstanding, were tendered through the expiration date. This total does not include shares tendered pursuant to notices of guaranteed delivery. The final number of Common Shares validly tendered and accepted pursuant to the tender offer, as well as the final amount of the Fund’s outstanding Muni-MultiMode Preferred Shares (“Preferred Shares”) to be redeemed, will be announced at a later date. The Fund expects to make cash payments for tendered and accepted Common Shares within approximately ten business days after the expiration date, at a price equal to 99% of the Fund’s net asset value (NAV) as of the close of regular trading on the NYSE American on Wednesday, December 14, 2022. The Preferred Share redemption price will be the $100,000 liquidation preference per share, plus an additional amount representing the final accumulated dividend amounts owed to be paid to preferred shareholders. The redemption is set to occur on or about December 20, 2022.

The Fund’s investment objective is to provide current income exempt from regular federal income tax consistent with the preservation of capital. In addition, the Fund has the ability to use leveraging techniques in an attempt to obtain a higher return for the Fund. Currently, the Fund has outstanding the variable-rate Preferred Shares as leverage. There is no assurance that the Fund will achieve its investment objective.

The offer to purchase common shares and other documents filed by the Fund with the US Securities and Exchange Commission (“SEC”), including the Fund’s annual report for the fiscal year ended March 31, 2022, are available without cost at the SEC’s website (sec.gov) or by calling the Fund’s Information Agent. Listed closed-end funds are traded on the secondary market through one of the stock exchanges.

The Fund’s investment return and principal value may fluctuate so that an investor’s common shares may be worth more or less than the original cost. Common shares of closed-end funds may trade above (a premium) or below (a discount) the net asset value (NAV) of the fund’s portfolio. Past performance does not guarantee future results.

The above is for informational purposes only and should not be considered as an offer, or solicitation, to deal in any of the investments mentioned herein. The Preferred Shares intended for redemption have not been registered under the Securities Act of 1933 or any state securities laws, and, unless so registered, may not be offered or sold in the United States except pursuant to an exemption from the registration requirements of the Securities Act of 1933 and applicable state securities laws.

About Macquarie Asset Management

Macquarie Asset Management is a global asset manager that aims to deliver positive impact for everyone. Trusted by institutions, pension funds, governments, and individuals to manage more than $US508 billion in assets globally,1 we provide access to specialist investment expertise across a range of capabilities including infrastructure, green investments & renewables, real estate, agriculture & natural assets, asset finance, private credit, equities, fixed income and multi asset solutions.

Advisory services are provided by Delaware Management Company, a series of Macquarie Investment Management Business Trust, a registered investment advisor. Macquarie Asset Management is part of Macquarie Group, a diversified financial group providing clients with asset management, finance, banking, advisory and risk and capital solutions across debt, equity, and commodities. Founded in 1969, Macquarie Group employs more than 19,000 people in 33 markets and is listed on the Australian Securities Exchange.  For more information about Delaware Funds by Macquarie®, visit delawarefunds.com or call 800 523-1918.

Other than Macquarie Bank Limited ABN 46 008 583 542 (“Macquarie Bank”), any Macquarie Group entity noted in this press release is not an authorised deposit-taking institution for the purposes of the Banking Act 1959 (Commonwealth of Australia). The obligations of these other Macquarie Group entities do not represent deposits or other liabilities of Macquarie Bank. Macquarie Bank does not guarantee or otherwise provide assurance in respect of the obligations of these other Macquarie Group entities. In addition, if this press release relates to an investment, (a) the investor is subject to investment risk including possible delays in repayment and loss of income and principal invested and (b) none of Macquarie Bank or any other Macquarie Group entity guarantees any particular rate of return on or the performance of the investment, nor do they guarantee repayment of capital in respect of the investment.

1 As of September 30, 2022

Contacts

Investors	Media contacts
Georgeson LLC (during pendency of the tender offer)	Lee Lubarsky
888 206-5896	347 302-3000
delawarefunds.com/closed-end	Lee.Lubarsky@macquarie.com

© 2022 Macquarie Management Holdings, Inc.

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